SHIN CORPORATION

04046513

RECEIVED

2004 NOV 16 P 12:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

November 5, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 139/2004**

  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 4/2004

  Date: November 5, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 5, 2004

SH 139/2004

November 5, 2004

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 4/2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.4/2004 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.4/2004
   Date: November 23 - 30, 2004
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: November 30, 2004
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1 ordinary share
   Exercise price: Baht 20.50 per share

4. Documents required to be submitted:
   4.1 Completed warrant exercise forms;
   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);
   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";
   4.4 Other supporting documents:-
      1) For Natural Persons - Certified true copy of the identification card or passport.
      2) For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3) For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;

4.5 Power of Attorney affixed with stamp duty (if any).

5. Contact Place
Shin Corporation Public Company Limited
Group Compliance Department, 13th floor Shinawatra Tower I
414 Phahon Yothin Road, Samsen Nai,
Phayathai, Bangkok 10400
Tel. 02-299-5226, 02-299-5221

The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2004

Ref: CF 101/04

November 10, 2004

Subject: Report of Financial Covenants Compliance
Shin Corporation Plc.

To: The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Shin Corporation Plc. SHIN075A, the Company is required to maintain its debt to equity ratio at not more than 1.5:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligations if there is any.

We would like to notify you that as at 30 September, 2004 the debt to equity ratio of the Company is 0.10 : 1 and we are in compliance with the conditions set forth in the Terms and Conditions of the above debenture.

SHIN CORPORATION

November 9, 2004

RECEIVED
2004 NOV 16 P 12:1?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 140/2004**

  Subject: Submission of reviewed financial statements of the third quarter of 2004

  Date: November 9, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 9, 2004

SH 140/2004

November 9, 2004

Subject : Submission of reviewed financial statements of the third quarter of 2004

To : The President
The Stock Exchange of Thailand

Enclosure: 1. A copy of the financial statements and auditor's report of the third quarter of 2004.
2. Report on summarizing operating results of the Company (Form F45-3)
3. Management Discussion and Analysis of the third quarter of 2004.

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 5/2004, held on November 9, 2004, at 2.00 p.m. approved the balance sheets, statements of income, and cash flow statements of the third quarter of 2004 ended of September 30, 2004. The Company would like to submit the financial statements of the third quarter of 2004.

Summary Translation Letter
To the Stock Exchange of Thailand
November 9, 2004

Management's Discussion and Analysis: SHIN

General Information

SHIN is a holding company whose primary investments are in telecommunications, satellites, television broadcasting, media, airline and consumer finance. ADVANC, the leading cellular phone service provider and the principal investment (42.92% stake), is not taken into account under the consolidation. However it is recorded via the equity method. For analytical review purposes, SHIN assessed the operational results and financial position of each major investment separately.

Overview

Paid out dividend for 2H03 and 1H04, totaling Baht 1.82 per share

In the nine-month period of 2004, SHIN recompensed its shareholders by paying them the annual and interim dividend by using cash inflow from dividend received from its subsidiaries and associates particularly from ADVANC. Details of dividend are as follows:

Unit: Baht million

Source	**For period**	**Baht / share**	**Amount**
Dividend received			
Annual dividend			
• ADVANC	2H03	2.10	2,654
• Others	2003		220
Interim dividend			
• ADVANC	1H04	2.15	2,717
Total dividend received			**5,591**
Dividend paid			
Annual dividend	2H03	0.90	2,653
Interim dividend	1H04	0.92	2,714
Total dividend paid			**5,367**
Net dividend received			**224**

At the end of 3Q04, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) increased by Baht 1,066 million to Baht 35,165 million from Baht 34,099 million at the end of 4Q03. The increase came from the share of net result of Baht 6,644 million, net from dividend received of Baht 5,590 million. The primary source of the added value was the share of net profit from ADVANC,

Table 1: Investment value

Unit: Baht million

	Investment portion (%)		Investment value			
	30 Sep 2004*	**31 Dec 2003**	**30 Sep 2004**	**%**	**31 Dec 2003**	**%**
ADVANC	42.92	43.05	27,546	*78.3*	26,249	*76.9*
SATTEL	51.42	51.53	4,503	*12.8*	4,377	*12.8*
ITV	53.01	53.22	2,110	*6.0*	2,107	*6.2*
TAA	50.00	50.00	86	*0.2*	195	*0.6*
OK	60.00	60.00	542	*1.5*	600	*1.8*
Others			378	*1.2*	571	*1.7*
Total investment value			35,165	*100.0*	34,099	*100.0*

* Percentage decreased from ESOP exercise of its investment

Table 2: Share of Net Result

Unit: Baht million

	3Q04		2Q04		3Q03		*% inc (dec)*	
	% Held	**Share of net profit (loss)**	**% Held**	**Share of net profit (loss)**	**% Held**	**Share of net profit (loss)**	***Compare to 2Q04***	***Compare to 3Q03***
ADVANC	42.92	2,261	42.95	2,166	43.09	2,079	*4.4*	*8.7*
SATTEL	51.42	52	51.47	124	51.53	102	*(58.1)*	*(49.0)*
ITV	53.01	6	53.08	(6)	55.53	(119)	*200.0*	*105.0*
TAA	50.00	(43)	50.00	(45)	-	-	*4.4*	-
OK	60.00	(37)	60.00	(17)	-	-	*(117.6)*	-
OTHERS		17		36		(1)	*(52.7)*	*1,800.0*
Total		2,256		2,258		2,021	*(0.1)*	*11.63*

Business Summary

Wireless Communications Business

Cellular subscribers keep increasing

At the end of 3Q04, ADVANC recorded 14,812,000 cellular phone subscribers, comprising 2,084,500 postpaid (GSM Advance and GSM 1800) subscribers, and 12,727,500 prepaid (1-2-Call!) subscribers. The subscriber base grew by 377,300 or 2.6%, from 2Q04.

Satellite and International Businesses

Transponder Leasing and Related Business

iPSTAR Project

iPSTAR-1 completed the Dynamic Test. The next step is Compact Antenna Range Test, which concerns deploying the antennas and solar arrays.

The iPSTAR-1 satellite had successfully completed its mechanical qualification checks, called Dynamic Testing, in October. Other testing concerned deploying the antennas and solar arrays, assuring mechanical alignment and quality which is called Compact Antenna Range Test:CART). The Company expects the iPSTAR-1 satellite to commence service in early 2005.

SATTEL has been conducting marketing activities for iPSTAR service continuously. In this quarter, SATTEL had signed broadband service agreements with Airnet Commercial Australia Limited (Airnet), and BayCity New Zealand Limited (BayCity) , leading Internet Service Providers in Australia and New Zealand, respectively. The service will employ the iPSTAR first generation gateway and a conventional satellite until the iPSTAR-1 satellite is available for service.

Internet Business

Growth in domestic Internet Business

The Internet business in Thailand has been growing continuously, especially the high speed Internet. CSL services emphasized in the quality and a variety of the Internet packages. This quarter, it launched a new ADSL service with satisfaction guarantee, which helped increase the number of subscribers in this quarter

In September 2004, Shin Broadband Internet (Thailand) (SBI) launched a new IPTV interactive television channel called "My TV Station", the first broadband television channel in Thailand, on its website at http://channel.ip-tv.tv . In addition, in 4Q04 SBI plan to introduce an i*theatre service called "Private Theater" ,the first private theater in Thailand.

Broadcasting Business

ITV's rating went up gnificantly from March 2004

In 3Q04, ITV's rating at prime time (18.00-22.30 hrs.) went up from 1.76 in March 2004 to 3.15 in September 2004, as a result of program restructuring to create more variety to target audiences of each broadcast period. The recent rating was ranked third in the industry following Channel 7 and Channel 3.

Operation of new business

SHIN entered into the joint investment in two new businesses, airline and consumer finance. The operating results of the two new businesses were as follows:

Airline Business

At the end of 3Q04, TAA provides services in 10 routes , domestic and International

At the end of 3Q04 Thai AirAsia Co., Ltd (TAA) provides services in ten routes, seven for domestic, Bangkok to Chaing Mai, Bangkok to Chaing Rai, Bangkok to Udon Thani, Bangkok to Khon Kaen, Bangkok to Ubon Rachathani, Bangkok to Phuket, and Bangkok to Hat Yai, and three for international, which are Bangkok to Singapore, Bangkok to Penang, and Bangkok to Macau. TAA had four aircrafts in service. In addition, it plans to launch new routes, Phuket to Singapore, and Bangkok to Kota Kinablu.

Consumer Finance Business

OK started its services officially in August 2004

Capital OK Co., Ltd (OK) launched officially its personal loan service and sales finance in August 2004. As of September 30, 2004, the value of its loan portfolio was approximately Baht 600 million and increases to Baht 1,000 million in October 2004.

The effect of present operating results of airline and consumer finance businesses on SHIN was insignificant, so its operating analysis isn't included.

Operating Results

Table 3: SHIN's selected financial information (the Company only)

Unit: Baht million

	3Q04	% Change QoQ	% Change YoY	9 mths 04	% Change YoY
Net profit	2,203	-	*9.0%*	6,504	*(15.6%)*
Other income	8	*14.3%*	*(50.0%)*	22	*(98.6%)*
Share of net result	2,256	*(0.1%)*	*9.5%*	6,644	*6.7%*
EPS (Baht)	0.75	-	*8.7%*	2.21	*(15.7%)*

Net profit

In 3Q04, SHIN's net profit remained equivalent to 2Q04's, but increased by 9.0% from Baht 2,021 million in 3Q03. The net profit for the nine-month period of 2004 decreased by 15.6% to Baht 6,504 million from Baht 7,703 million in the same period last year. This was mainly due to:

Other income

For the nine-month period of 2004, other income decreased by 98.6% from Baht 1,628 million in 3Q03. This was mainly due to non-recurring income totaling Baht 1,549 million from the reversal of provision for liabilities and charges of the loan guarantee incurred during the nine-month period of 2003 no longer exist in 2004

Share of net results from investments

Share of net results from subsidiaries, joint ventures, and associates in 3Q04 totaling Baht 2,256 million, comparable to 2Q04's. However, the figures increased by 9.5% from Baht 2,061 million in 3Q03. Share of net results for the nine-month period of 2004 increased by 6.7% from Baht 6,255 million in the same period of 2003 to Baht 6,644 million. The main reasons were as follows:

ADVANC is the major contributor

ADVANC: The share of net result from ADVANC increased by 4.4% from Baht 2,166 million in 2Q04 to Baht 2,261 million in 3Q04, due to lower marketing expenses, allowance for doubtful accounts and corporate income tax. Share of net result also increased by 8.8% from Baht 2,079 million in 3Q03. Share of net result for the nine-month period increased by 5.2% from Baht 6,264 million in 2003 to Baht 6,588 million in 2004. The increase resulted from the growth in subscriber base, especially prepaid subscribers and the decrease in allowance for doubtful account. (For more details, see MD&A of ADVANC page 6 -11)

SATTEL: The share of net result from SATTEL decreased by 58.1%from Baht 124 million in 2Q04 to Baht 52 million in 3Q04. This was a result of a gain on an unwinding option contract in 2Q04 and an increase in marketing expenses and allowance for doubtful accounts in 3Q04. Also, the share of net result dropped by 49.0% from Baht 102 million in 3Q03. As for the nine-month period ended September 2004, the share of net result dropped by 33.2% from Baht 407 million in the same period last year to Baht 272 million this year. This was mainly due to the decrease in revenue from transponder service and the decrease in gain from foreign exchange, while marketing expense and allowance for doubtful accounts increased, although SATTEL had a gain from an unwinding option contract (For more details, see MD&A of SATTEL page 11-15)

Share of loss improved from 2003 due to reduction in concession fee following The Arbitration Panel's decision

ITV: The share of net result from ITV increased from net loss of Baht 6 million in 2Q04 to net profit of Baht 6 million in 3Q04, given the usually low season in the third quarter. The increase resulted from the effective and efficient control of programming costs and expenditure. In addition, the figures improved from the net loss of Baht 119 million in 3Q03. For the nine-month period, the share of net loss dropped by 97.9% from Baht 380 million in 2003 to Baht 8 million in 2004. The reason for this was the reduction of the concession fee following the Arbitration Panel's decision. (For more details, see MD&A of ITV, page 16-19)

Financial Position

Equity base still strong

SHIN's net assets (net amount of liabilities) or shareholders' equity increased by Baht 1,647 million, from Baht 32,690 million as of December 31, 2003 to Baht 34,337 million as of September 30, 2004. This was primarily due to the net increase in the value of investments in the amount of Baht 1,067 million, of which the main increase came from the share of net results from ADVANC. Cash and short-term investments also contributed to the increase by Baht 880 million.

Cash Flow

SHIN had net cash outflow from operating activities in the amount of Baht 44 million for the nine-month period ended September 30, 2004, while its cash inflow for the same period of 2003 was Baht 57 million. The increase in cash outflow was mainly due to the compensation payment under the shareholder agreement of the investment in TMC in the amount of Baht 52 million.

SHIN had net cash inflow from investment activities in the amount of Baht 5,874 million from cash received from sale of investment in TMC to CSL in the amount of Baht 306 million and the dividend received of Baht 5,590 million.

SHIN had net cash outflow from financing activities in the amount of Baht 4,945 million mainly from dividend payment of Baht 5,135 million. In addition, the company had cash inflow from increasing share capital related to the ESOP project of Baht 196 million.

Capital Structure and Liquidity

Liquidity ratio and D/E ratio improved significantly

SHIN's liquidity ratio rose to 5.04x as of September 30, 2004, from 4.89x as of December 31, 2003, due to the increase in cash from dividend received and disposal of investment in TMC.

The debt to equity ratio remained at 0.10x as of September 30, 2004.as compared to the figures as of December 31, 2003.

Advanced Info Public Company Limited and Subsidiaries

Overview

Net profit of 3Q04 rose despite of a decline of revenue due mainly to 17.9% drop in income tax

For the 3Q04, the Company and its subsidiaries (the Group) had the total of 14,812,000 mobile phone subscribers, comprising of 2,084,500 postpaid subscribers on GSM Advance and GSM 1800 and 12,727,500 prepaid subscribers on 1-2-Call!. The subscriber base grew 377,300 or 2.6% due mainly to an increase in 1-2-Call! subscribers.

In the seasonally low 3Q, the Group lowered its level of marketing activities focusing on preserve rather than aggressive growing its subscriber base. The Group offered more than 20 varieties of mobile content offerings (data, downloads and games) on top of EVOLUTION Mode offerings.

The Group recorded the net profit of Baht 5,269 million for 3Q04, a 4.5% increase over previous quarter despite of a decline of Baht 262 million, or 1.1%, in total revenues. The profit increase was principally owing to lower income tax, lower marketing spending and better debt collection performance. In 3Q04, the Group paid Baht 497 million lower income tax due to lower taxable revenue from scratch card sales compared to 2Q04 and a tax-refund from FY2001 concession fee of prepaid revenues.

For the nine-month period, the Group showed the net profit of Baht 15,343 million, up 5.3% compared to the same period of previous year. As a result of the increase in 1-2-Call! subscriber base and the decrease in allowance for doubtful account.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	3Q04	% Change QoQ	% Change YoY	9 Months	% Change YoY
Total Revenue	23,839	(1.1%)	9.5%	72,016	7.4%
Total Cost	13,229	1.2%	11.4%	39,251	5.5%
Gross Margin	10,610	(3.8%)	7.3%	32,765	9.7%
SG&A	2,640	(7.6%)	(6.8%)	8,171	(4.4%)
Net Profit	5,269	4.5%	9.0%	15,343	5.3%
Diluted EPS (Baht)	1.79	4.7%	8.5%	5.21	5.0%

Total Revenue

The Group generated total revenue of Baht 23,839 million in 3Q04, down 1.1% from that of 2Q04 but rising 9.5% from that of 3Q03. For the nine-month period of 2004, total revenue was Baht 72,016 million, an increase of 7.4% from the same period of last year resulting from the growth in 1-2-Call! subscriber base of over than 2 million subscribers.

- Revenue from services and equipment rentals

Lower service revenue resulted from a decline of minute of usage

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 3Q04, mobile service revenue was Baht 20,944 million, decreased by 0.7% from that of 2Q04 due mainly to lower usage of both GSM ADVANCE and 1-2-Call! service. This was consistent with 2003 that 3Q also showed the softest usage in the year.

When compared to 3Q03, service revenue rose by Baht 2,823 million or 15.6%. For the nine-month it was Baht 62,869 million, up 15.7% from the same period of last year mainly from an increase of 1-2-Call! revenue of Baht 9,803 million or 35.7%.

Revenue from sales

Lower sales volume and cheaper sales price resulted in lower sales revenue

Handset and accessory sales were major components in revenue from sales. In 3Q04, sales were Baht 2,895 million, dropped by Baht 115 million or 3.8% from 2Q04 and dropped by Baht 750 million or 20.6% compared to 3Q03.

For the nine-month period, revenue from sales was Baht 9,147 million dropped by 28.1% from the same period of last year. The decrease in handset sales came from lower sales volume as well as lower average selling price, impacted from an intense competition in handset sales and rapidly growing second-hand handset sales (not the Group's products).

Total Cost

Total cost was Baht 13,229 million in 3Q04, increased by Baht 161 million or 1.2% from that of 2Q04 and increased by Baht 1,354 million or 11.4% from that of 3Q03. Total cost for the nine-month period was Baht 39,251 million, an increase of 5.5% from the same period of last year as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals was Baht 5,693 million in 3Q04, rose 4.2% from last quarter and rose 22.5% compared to 3Q03. The increment was due primarily to higher network amortization resulting from continuous expansion of mobile service network. For the nine-month period rose by 16.5% from the same period of last year.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,960 million in 3Q04, slightly decreased from previous quarter. Comparing to 3Q03, they increased by 14.4%.

For the nine-month period, they increased by 13.2% from the same period of last year. The increase in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- Cost of Sales

Cost of sales was Baht 2,576 million, decreased by 2.1% from that of 2Q04 but decreased by Baht 314 million or 10.9% compared to 3Q03. For the nine-month period, it dropped by Baht 2,045 million or 20.7% from the same period of last year due to lower sales volume.

Selling and Administrative expenses

SG&A decreased mainly from a decrease in Marketing spending and Allowance for Doubtful accounts

Total selling and administrative expenses (SG&A) were Baht 2,640 million in 3Q04, accounted for 11.1% of total revenue. The SG&A decreased by 7.6% from that of 2Q04, and decreased 6.8% from that of 3Q03. The change of SG&A was principally because:

1. Marketing expense dropped by Baht 169 million from that of 2Q04 due to a launch of Sawasdee offering under 1-2-Call! service in the previous quarter. Compared to 3Q03, the expense was down by Baht 98 million.
2. Allowance for doubtful account fell by Baht 105 million from that of 2Q04 and downed by Baht 369 million compared to 3Q03. The decrease was due mainly to the reversal of provision for bad debt reserved previous year, resulting from the Group's efforts in strengthening collection performance.

For nine-month period, SG&A decreased by 4.4% from Baht 8,543 million last quarter down to Baht 8,171 million this period. The main reasons were from an allowance for doubtful decreased of Baht 1,277 million and having written off in mobile phone equipment of Baht 294 million. Moreover, marketing expense and staff cost increased by Baht 660 million and Baht 334 million respectively.

Income Tax

Lower income tax for 3Q04 resulted from lower scratch card sales and the 2001 tax-refund

In 3Q04, corporate income tax was Baht 2,287 million fell by Baht 497 million or 17.9% from that of 2Q04. The main reason came from a decrease of a taxable income from scratch card sales and the 2001 tax-refund totaling of Baht 101 million, as a result of changing concession fee calculation from usage revenue to be revenue from scratch card sales, after the Company received the confirmation of correspondence from the Revenue Department.

Compared to 3Q03, it increased by Baht 495 million or up 27.6%, and for the nine-month period increased by 50.4% due to a fully utilized tax shield from loss carried forward in a subsidiary in year 2003.

Net Profit

As aforesaid, net profit in 3Q04 rose by 4.5% from that of 2Q04, and 9.0% compared to 3Q03. For the nine-month period, net profit increased by 5.3% from the same period of last year.

Financial Position

1. Assets

Total Asset decreased by 1.8% from YE03

At the end of this quarter, total assets were Baht 122,696 million, decreased by Baht 2,253 million or 1.8% from YE03. As a percentage of total assets, current assets and non-current assets accounted for 16.5% and 83.5% respectively.

Table 2: Major assets component

	30 September 2004		31 December 2003	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	20,207	16.5%	17,896	14.3%
Plant, Property and Equipment, net	11,230	9.1%	12,120	9.7%
Assets under concession agreements, net	76,076	62.0%	78,549	62.9%
Other non current assets	15,183	12.4%	16,384	13.1%

- Current Assets

As at September 2004, current assets considerably increased by Baht 2,312 million or up 12.9% from YE03 by the major items:

1. The increment of cash and cash equivalent was Baht 1,728 million from Baht 8,637 million as at YE03 to Baht 10,365 million due mainly to an increase in cash inflow from operation activities – net of cash outflow from investing activities and financing activities.
2. The rise in inventory was Baht 417 million from Baht 1,027 million to Baht 1,444 million as at 3Q04. To serve segmented customer's satisfaction, the Group stocked a variety model of mobile phones.
3. Advance payment to supplier decreased by Baht 269 million from Baht 410 million at YE03 to Baht 141 million as higher percentage of completion in network assets.

2. Liabilities

Total liabilities declined from YE03 8.5 % resulted from repayment of L/T-Debenture and prepayment of L/T-borrowings

Total liabilities were Baht 59,792 million at end of 3Q04, decreased by Baht 5,531 million or 8.5% from YE03. This was due principally to repayment of long-term debenture on schedule totaling of Baht 3,000 million and prepayment of long-term borrowings in a subsidiary in 2Q04.

Table 3: Major liabilities component

	30 September 2004		31 December 2003	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	14,154	23.7%	15,913	24.4%
Concession right payable, accrued concession fee and excise tax[1]	9,156	15.3%	6,810	10.4%
Long-term borrowings and debentures, net[2]	36,469	61.0%	42,585	65.2%
Other non-current liabilities	13	0.0%	15	0.0%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year.

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Current Liabilities

As at September 2004, current liabilities decreased by Baht 1,759 million or down 11.0% from YE03 mainly due to repayment of short-term loan in a subsidiary Baht 30 million, lower in A/P-Trade of Baht 845 million as well as lower in corporate tax payable of Baht 1,071 million.

- Concession right payable, accrued concession fee and excise tax

As at September 2004, the concession right payable, accrued concession fee and excise tax within 1 year presented Baht 9,156 million, up by Baht 3,572 million or 63.9%. The payment schedule will be made in November. Having no that of over 1 year portion in this quarter.

- Long-term borrowings and debentures, net

The Group showed net long-term borrowings and debentures of Baht 36,469 million, a decrease of Baht 6,116 million or 14.4% from YE03. During the nine-month period ended September 2004, the Group made total repayments of Baht 6,114 million, comprising of long-term debentures of Baht 3,000 million, Baht 107 million for financial leasing liabilities and prepayment of long-term borrowings by a subsidiary totaling of Baht 3,007 million. As at September 2004, the Group presented the current portion within 1 year of total long-term debentures and borrowings of Baht 10,012 million and the portion over 1 year of that amounting of Baht 26,457 million.

3. Shareholders' Equities

Total Equities rose by 5.5% from YE03 resulted from net income

As at September 2004, the Group had total equity of Baht 62,904 million, grew up by Baht 3,278 million from YE03. As a result, net income for nine-month period totaling of Baht 15,343 million, comprising of Baht 10,074 million in 1H04 and Baht 5,269 million in 3Q04. During the nine-month period, the Company made twice dividend payment to shareholders, first payment belonged to 2003 annually dividend payment of Baht 6,170 million in May and interim dividend paid of Baht 6,325 million in September. In addition, the Company had additional issued and fully paid-up shares from exercise of ESOP totaling 5.91 million shares worth Baht 268 million and advance receipt from shareholders in a subsidiary by Baht 118 million.

A subsidiary recognized fair value reserved of available for sales – security by Baht 5.5 million as unrealized gain in Shareholder's equity.

4. Liquidity

For the nine-month of year 2004, the Group's net cash flow increased by Baht 1,723 million, as a result of :

- Net cash flow from operating activities was Baht 28,512 million, down by Baht 2,992 million from the same period of prior year, principally subject to the decline in concession rights payable, accrued concession fee and excise tax.
- Net cash outflow from investing activities was Baht 8,528 million, down by Baht 3,089 million from the same period of prior year, resulting from slow-down in network expansion investment.
- The Group had net Cash outflow from financing activities by Baht 18,261 million from the same period of prior year. The Group made total payments of Baht 6,114 million and Baht 30 million on long-term borrowings & debentures and short-term borrowings, respectively. To compensate to shareholders, the Company made payments of dividend totaling Baht 12,495 million.

Shin Satellite Public Company Limited and Subsidiaries

Overview

Consolidated sales and service income was Baht 1,102 million in Q3/2004. This comprised revenue of Baht 691 million from transponder services, revenue from Internet services of Baht 18 million and revenue of Baht 393 million from the telephone business.

Sales and service income was 1,102 MBt in Q3/03

SATTEL's net profit was Baht 96 million for Q3/2004 and Baht 535 million for the first nine months of 2004. As a result of discontinuing a service agreement with an Indian customer – the Department of Space:DOS) at the end of 2003, revenue from the transponder leasing business this year was rather stable. However, the Company believes there is still demand for broadcasting and the Internet. The Company experienced a loss of baht 6 million on foreign exchange compared to a gain of Baht 58 million in the same period last year.

Business Summary

Transponder leasing and related business

The IPSTAR-1 satellite successfully completed its mechanical qualification checks, called Dynamic Testing in October. Other testing concerned deploying the antennas and solar arrays, assuring mechanical alignment and quality which is called Compact Antenna Range Test: CART). The Company expects the IPSTAR-1 satellite to commence service in early 2005.

In this quarter, SATTEL signed broadband service agreements with Airnet Commercial Australia Limited (Airnet), and BayCity New Zealand Limited (BayCity), a leading Internet Service Provider in Australia and New Zealand, respectively. The service will employ an IPSTAR first generation gateway and a conventional satellite until the IPSTAR-1 satellite is available for service.

Internet Business

The Thailand's Internet business has been growing continuously, especially high speed Internet. CSL serves its customers a variety of Internet packages. This quarter, it launched a new "money back if not satisfied," ADSL service.

In September 2004, Shin Broadband Internet (Thailand) (SBI) launched its new IPTV interactive television channel "My TV Station", Thailand's first broadband television channel, on its website http://channel.ip-tv.tv . Viewers using a broadband connection, can see live programs, which can also be rerun later or called up on demand at a more convenient time. In addition, SBI plans to launch its i*theatre service, called "My Theatre" in Q404. This is Thailand's first private theatre that provides movies and Karaoke on demand via a satellite system. The first My Theatre will officially launch in November this year at Ratchaburi province and it is planned to expand to other provinces later.

Telephone Business

LTC and Camshin will launch CDMA fixed and mobile network services in Q404.

Consolidated Operating Results

Since Q2/2004, the Company has changed its accounting method used for the recognition of CSL's results. As the Company did not readjust the financial results of the comparative periods in the previous year, besides Net income, the single line comparison between the result in the consolidated income statement of Q3/2004 and nine-month period 2004 and those for the same periods in the previous year might not provide an accurate comparison.

The table below illustrates the comparison of selected consolidated financial information of the Company for Q3/2004 for the first nine months of 2004 prepared by three consolidation methods.

Table 1: Selected financial information on SATTEL

Unit: (Baht in millions)	**Conso CSL**		**Equity Method**		**Auditor Report**	
	Q3/04	**Q3/03**	**Q3/04**	**Q3/03**	**Q3/04**	**Q3/03**
Sales and service income	1,595	1,450	1,102	1,143	1,102	1,450
Cost of sales and services	958	918	714	720	714	918
SG&A expenses	416	271	273	195	273	271
EBIT	222	261	115	228	115	261
EBITDA	589	603	426	534	426	606
Net profit	96	205	96	205	96	205
EPS (Baht)	0.11	0.23	0.11	0.23	0.11	0.23

Unit: (Baht in millions)	**Conso CSL**		**Equity Method**		**Auditor Report**	
	9M/04	**9M/03**	**9M/04**	**9M/03**	**9M/04**	**9M/03**
Sales and service income	4,685	4,322	3,310	3,511	3,701	4,322
Cost of sales and services	2,842	2,540	2,119	2,006	2,344	2,540
SG&A expenses	1,031	725	628	522	743	725
EBIT	812	1,058	563	983	614	1,058
EBITDA	1,882	2,009	1,476	1,824	1,573	2,009
Net profit	535	818	535	818	535	818
EPS (Baht)	0.61	0.94	0.61	0.94	0.61	0.94

Revenues from sales and service

Sales and service income as consolidated with the CSL group was Baht 1,595 million for Q3/2004, an increase of Baht 145 million or 10.0% and were Baht 4,685 million for the first nine months of 2004, an increase of Baht 363 million or 8.4%, compared to the same period last year. This was substantially due to recognition of revenue from the directory business following the acquisition of TMC in March 2004 together with an increase in revenue from the Internet business as well as the telephone business.

Sales and service income recording the CSL group's revenue by the equity method was Baht 1,102 million for Q3/2004, a drop of Baht 41 Million or 3.6% and were Baht 3,310 million for the first nine months of 2004, a decrease of Baht 201 million ,or 5.7%, compared to the same period last year. This reflected an increase in revenue from the telephone business generated by LTC and Camshin offset by a drop in revenue from the transponder leasing business.

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin. Revenues from CSL and TMC were not included in consolidated sales and services income from Q2/2004 onwards; however, figures for the first nine months of 2004 include consolidated sales and service income of CSL and TMC for Q1/2004 only.

Sales and service income as per audited financial report for Q3/2004 was Baht 1,102 million, a decrease of Baht 348 million or 24.0% from Baht 1,450 million in Q3/2002. Sales and service income for the first nine months of 2004 was Baht 3,701 million, a decrease of Baht 621 million or 14.4% from Baht 4,322 million in the same period of 2003. This was due to:

Satellite Transponder leasing and Related Services

IPSTAR Revenue increased while transponder leasing revenue dropped from the same period last year

The concentration on IPSTAR marketing activities and the installation of all seven IPSTAR first generation gateways, led to an increase in the sales of UTs. Revenue from IPSTAR soft launch sales and service includes both IPSTAR first generation gateway services and the sales of IPSTAR user terminals (UTs) increased compared to the same period last year. This was offset by a decrease in revenue from transponder services due to the end of transponder service agreements with DOS in 2003 and the mandatory termination of a transponder service agreement with one client who faces a financial trouble.

Revenue from transponder services in Q3/2004 was Baht 691 million, a decrease of Baht 104 million or 13.1% compared to Baht 795 million for the same period last year. For the first nine month of 2004, revenue from transponder services was Baht 2,160 million, a decrease of Baht 327 million or 13.2% from Baht 2,487 million in the same period last year.

Internet Services

Did not include revenue from CSL into consolidated sales and service income

Revenue from the Internet business in this quarter was Baht 18 million, a decrease of Baht 300 million or 94.4% compared to Baht 318 million for Q3/2003 and a decrease of Baht 445 million or 53.2% from Baht 837 million in the first nine months of 2003 to Baht 392 million in the same period this year. This was largely because there was no CSL revenue included in consolidated sales and services income as a result of the use of the equity method to recognize the performance of CSL, after the Company lowered its ownership to 40.02% following CSL's IPO in April 2004.

Telephone Network Services

A gradual increase in subscribers of Camshin and LTC especially for Mobile Prepaid services as well as the per minute usage of subscribers, resulted in the revenues of Camshin and LTC increasing.

Revenue from the telephone network business in Q3/2004 was Baht 393 million, an increase of Baht 57 million or 16.9% compared to Baht 336 million for Q3/2003 and was Baht 1,103 million from the first nine months of 2004, an increase of Baht 104 million or 10.5% from Baht 999 million for the same period last year.

Cost of Sales and service

Cost of sales decreased 22.3% from Q3/03 due to exclusion of cost of CSL

In Q3/2004, the Company reported total costs of Baht 714 million in our audited financial statement, a decrease of Baht 204 million or 22.3% compared to Baht 918 million in Q3/2003. Cost accounted for 64.8% of sales and service income, from 63.3% from the same quarter last year.

Total cost for the 9M/04 was Baht 2,344 million, a decrease of Baht 196 million or 7.7% from baht 2,540 million for the same period last year. Cost accounted for 63.3% of sales and service income rising from 58.8% in 9M/2003.

Satellite Transponder leasing and Related Services

Costs relating to IPSTAR services decreased compared to the same quarter last year. This was due to a decrease in the concession fee in accordance with lower transponder service revenue partially offset by an increase in cost of sales of IPSTAR user terminals, due to an increase in sales and the depreciation of the IPSTAR gateways.

Internet Services

Costs associated with the Internet business sharply decreased this quarter compared to the same period last year. This was mainly because the Company did not include costs from CSL into the consolidated cost of sales and services. This also caused a reduction of our consolidated cost of sales and services in this period.

Telephone Network Services

The Company has been expanding and developing its fixed line and mobile network in Cambodia and Laos. This led to an increase in amortization of telephone network equipment from the previous year. Moreover, Camshin's revenue sharing cost and specific tax payable also increased corresponding to an increase in Camshin's revenue. The specific tax has been effective since January 2004.

Selling and Administrative Expenses

SG&A increased 0.7% from marketing expenses and higher doubtful

SG&A reported in audited financial statement of Q3/2004 was Baht 273 million, an increase of Baht 2 million, or 0.7% compared to Baht 271 million in Q3/2003 and was Baht 743 million for the first nine months of 2004, an increase of Baht 18 million or 2.5% compared to Baht 725 million for the same period last year. Marketing expenses increased this quarter due to the participation in ICT Expo and Communic Asia to promote IPSTAR technology as well as an increase in doubtful expense. This was offset by the exclusion of CSL's SG&A in the consolidated SG&A, but recognizing it using the equity method.

Including CSL group's SG&A to the consolidated SG&A increased SG&A for Q3/2004 to Baht 416 million, up Baht 145 million or 53.3%. This was because of the recognition of expenses of TMC following the acquisition in March 2004.

Interest Expense

Reported interest expense was Baht 31 million in Q3/2004, an increase of Baht 3 million or 11.6% compared to Baht 28 million for the same period in 2003 and was Baht 95 million in 9M/2004, a decrease of Baht 2 million or 2.0% from Baht 97 million for 9M/2003.

Loss on Exchange rate

The Company has a policy to manage its foreign exchange exposure by using an appropriate financial instrument coupled with the benefit of a natural hedge (90% of our revenue is in foreign currency) to mitigate the exposure of the non-hedged portion.

The Company reported a loss of Baht 6 million from foreign exchange in Q3/2004, in contrast to a gain of Baht 58 million in the same period the previous year. This was due to the Baht depreciating in the three- month period of Q3/2004 while it appreciated during the same period last year.

Share of net results from investment – equity method

Recognized performance of CSL by using equity method

The change in status of CSL from subsidiary to associate since Q2/2004 was reflected in an increase in the share of net results from investment in Q3/2004, compared to the same period last year. The share of net results from investment reported in our financial statement was Baht 43 million in Q3/2004, up from Baht 0.20 million for Q3/2003.

Income Tax Expense

Reflecting a drop in our profit, reported income tax expense was Baht 41 million in this quarter, a decrease of Baht 33 million or 44.9%, from Baht 74 million in Q3/2003 and was Baht 177 million for 9M/2004, a decrease of Baht 53 million or 22.9% from Baht 230 million for 9M/2003. The effective tax rate of nine-month period was 23.8%.

Financial Position

At the end of Q3/2004, the Company reported total assets of Baht 27,215 million, increased from the end of 2003 by Baht 2,099 million or 8.4%. Investment in the IPSTAR project and the expansion of telephone network in Cambodia and Laos accounted for this increase. In this quarter, the Company presents CSL's net assets as an investment in an associate because of the change in the recognition method of CSL following its IPO, as described above.

Table 2: SATTEL's Asset Components

Asset	September 30, 2004 (Conso CSL)		September 30,2004 (Auditor Report)		December 31, 2003 (Auditor Report)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	4,294	15.8	2,697	9.9	2,671	10.6
PP&E Net	19,401	71.3	19,109	70.2	17,104	68.1
Investment in associates	3.2	0.01	727	2.7	2.7	0.01
PP&E under the concession agreement, net	4,204	15.4	4,112	15.1	4,771	19.0

At the end of Q3/2004, the Company had a current ratio of 0.47 times, down from 0.57 at the end of 2003. This was because of an increase of long-term loans that will be due within one year, of around Baht 1,261 million. Most of them are for the IPSTAR project.

Since CSL changed its status from subsidiary to associate, the investment in CSL was presented in an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of Q3/2004, the Company's "investment in associate" was Baht 727 million, up from Baht 2.7 million at the end of 2003.

The Company's total net borrowing from financial institutions at the end of Q3/2004 was Baht 16,193 million, an increase of Baht 1,188 million from Baht 15,005 million at the end of 2003. This was substantially accounted for by the IPSTAR project. Shareholders' equity was Baht 8,908 million at the end of this quarter. In Q3/2004, SATTEL's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,384 million because of the exercise to purchase shares under the Employee Stock Option Plan (the ESOP project). The debt to equity ratio at the end of Q3/2004 was 1.82 times.

The Company's cash flow from operations for 9M/2004 was Baht 1,659 million, net cash flow used for investing activities was Baht 2,854 million, mainly for the IPSTAR project, the expansion of the telephone network. Net cash flow from financing was Baht 2,327 million.

ITV Public Company Limited

Overview

ITV's prime time rating increased due to program rescheduling in April 2004, ranking the third in the industry

As a result of program rescheduling in April 2004, ITV received positive feedback from viewers across the country, causing a significant rating improvement, especially during prime time (18:00–22:30 hr.). The prime time rating continuously increased from 1.76 in March 2004 to 3.15 in September 2004. This represents a solid increase and taking ITV to the third ranking in the industry following Channel 7 and Channel 3.

During the third quarter of 2004, in order to maintain its position as a leading news channel, ITV made some adjustments to the existing news programs as follows :

- Morning news 6.00 – 9.00 hr. : Changing program content and style to match the new concept of "LIVE FAST FUN FACT". The program was delivered in a quick, interesting, and reliable manner to target prospective audiences.
- News at noon 12.00 hr. : Extending broadcasting time from 1 hr. to 1.30 hrs. to deliver more comprehensive news content.
- ITV Hot News : Introducing new section, "Hot Sport" to the existing Hot News program. "Hot Sport" includes snapshots, and highlights of interesting sports events. The goal is to add variety to the program and increase viewer base.

The company reported a net profit of Baht 50 million this quarter, an increase of Baht 22 million or 78.3% from its previous quarter's. Even though total revenue slightly declined due to low season effect in the third quarter, the company was able to control costs and expenditure effectively and efficiently, resulting in a dramatic increase in net profit.

Operating Results (Consolidated)

Financial Highlight

Unit : million baht

	3Q04	% Change QoQ	% Change YoY	9M04	% Change YoY
Total Revenue	450	-2.0%	15.1%	1,359	12.0%
Cost of Services	240	-5.8%	0.8%	730	-12.5%
SG&A Expenses	93	-15.6%	4.5%	326	16.1%
Concession Fee	58	0.0%	-74.4%	173	-72.4%
Net Profit (Loss)	50	78.3%	128.1%	102	117.9%
EPS (Baht)	0.04	0.02	0.19	0.08	0.57

Total Revenue

This quarter's total revenue was Baht 450 million, slightly decreased by 2.0% from the previous quarter due to the industry's low season effect in the third quarter However; this represented a satisfactory growth of 15.1% compared to the same period of last year. The figures also outperformed the industry growth of 10.4% YoY.

The advertising revenue faced a slight decrease of 2% because of low season effect but was 22.6% higher than the same period of last year.

The company's total revenue comprises two primary sources as follows:

- **Revenue from Advertising Sales**

  The company received Baht 355 million in revenue from its advertising sales in the third quarter which fell by 2.3% from the second quarter due to low season effect. However, when compared to last year, total revenue grew by as much as 22.6% due to the increase in the company's market share from 14% in 3Q03 to 16% in present quarter.

- **Revenue from Airtime Rental**

  The company obtained Baht 95 million from its airtime rental revenue, remained stable from last quarter but was 6.3% lower than the same period of 2003. This is due to the increase in in-house and joint production programs since April 2004.

Total revenue of the first nine months in 2004 was Baht 1,359 million, increased by 12.0% from the same period of the previous year.

Total Costs

The company had total costs of Baht 333 million in 3Q04, decreased by 8.8% from 2Q04 but increased by 1.8% from 3Q03. Total costs for the period of 9 months was Baht 1,055 million, decreased by 5.3% from the same period of last year. This is due to the following reasons:

- Cost of Services

The cost of services in 3Q04 remained unchanged compared to last year. However, the figures decreased by Baht 15 million, or 5.8% from 2Q04. This is primarily due to the costs reduction from change in production scheme in "Family Time" (16:00-18:00 hrs.). ITV previously employed "Hired Production Basis" where the company outsourced programs from producers, absorbed all production costs, and received the advertising revenue in its entirety. With the new "Revenue Sharing Basis", producers absorbed all production costs but shared the advertising revenue with the company.

The production costs of Family Time Programs decreased due to the change in production scheme from hired production basis to revenue sharing basis

The cost of services incurred during the first 9 months of 2004 was Baht 730 million, fell by Baht 104 million or 12.5% from the same period of the previous year. This is due to the decrease in production costs of entertainment program after the company changed from the hired production basis to the revenue-and-airtime-sharing basis. In addition, the event costs decreased Baht 55 million or 76.2%

- Selling and Administrative Expenses

Selling and administrative expenses in this quarter reduced by Baht 17 million or 15.6%, from the previous quarter. In 2Q04, the company incurred Public Relations expense to promote new program schedule in April. However, the selling and administration expenses rose by 4.5% from the same period of last year, which was in line with revenue growth of the company.

The company incurred higher selling and administrative expenses for the period of 9 months this year, which was Baht 45 million or 16.1% increase from the same period of last year. This was caused by the increase in advertising sales commission paid to advertising agencies, as well as higher public relation expense due to new program schedule promotion. However, the increase in advertising sales commission was consistent with the company sales growth.

Concession Fee

The company recorded its quarterly concession fee of Baht 57.5 million according to the arbitration panel's decision on January 30, 2004. The decision stipulated that the concession fee is reduced to the minimum guarantee in the amount of Baht 230 million per year.

Interest Expenses

The interest expense increased by 11.1% from last quarter because of loan borrowing to repay the annual concession fee in July. Consequently, debt burden rose from Baht 823 million in the previous quarter to Baht 973 million this quarter.

Net Profit

The net profit in this quarter was Baht 50 million, rose by 78.3% from last quarter

In spite of the fact that total revenue fell slightly by 2.0% from last quarter, Net profit of this quarter increased by Baht 22 million or 78.3%. This is mainly due to the company's effective cost control program which reduced costs and expenses by 7.6%. Furthermore, Net profit dramatically increased from 3Q03, which had net loss of Baht 178 million.

In summary, the company had net profit of Baht 102 million for the period of 9 months in 2004, far better than Baht 570 million loss in the same period of 2003. The improvement on net profit was primarily due to a dramatic decrease in concession fee.

Analysis of Financial Position (Consolidated)

1. Assets

At the end of the third quarter in 2004, the company possessed total assets of Baht 3,136 million, which was Baht 53 million or 1.7% lower than the same period of 2003. Total assets were :

	September 30, 2004		December 31, 2003	
	Amount (Btmn)	% of Total Asset	Amount (Btmn)	% of Total Asset
Cash and Cash Equivalents	271	8.6%	159	4.9%
Accounts Receivable	341	10.9%	384	12.0%
Other Current Assets	190	6.0%	184	5.8%
Net Assets under Concession	2,323	74.1%	2,447	76.7%
Other Non-current Assets	12	0.4%	14	0.4%

The increase in cash on hand and cash equivalents from Baht 159 million at the end of the previous year to Baht 271 million was primarily due to the increase in cash flow from operations.

2. Liabilities

Total liabilities were Baht 1,591 million, dropped by Baht 181 million or 10.2% from last year. This is due to the repayment of long-term loan as well as the decrease in short-term liabilities caused by improved cash flow from operations The company started to generate profit since the first quarter this year.

Liability components :

	September 30, 2004		December 31, 2003	
	Amount (Btmn)	% of Total Liabilities	Amount (Btmn)	% of Total Liabilities
Short-term Loan	268	16.8%	368	20.7%
Concession Payable	393	24.7%	450	25.4%
Other Current Liabilities	225	14.2%	216	12.2%
Long-term Loan	705	44.3%	738	41.7%

3. Shareholders' Equity

At the end of the third quarter this year, Shareholders' equity were Baht 1,545 million, rose by Baht 128 million from last year. The increase was attributed to the accumulated profit of Baht 102 million obtained during the first 9 months and the Baht 24 million from shareholders exercising warrants into common shares (ESOP project). Consequently, the company's debt to equity ratio reduced from 1.25 at the end of 2003 to 1.03 as of 30 September 2004.

4. Liquidity

During the first nine month of 2004, the company's net cash flow rose Baht 132 million from the same period of the previous year due to the following reasons.

- Net cash flow from the operations grew by Baht 743 million because of the improvement of company performance and the decrease in concession fee.
- Net cash flow from investing activities decreased by Baht 294 million. The company invested a significant amount of capital in equipments for office relocation last year.
- Net cash flow from the financing activities decreased by Baht 751 million from the same period of the previous year. Even though ITV received some cash from the exercise of warrant, the company obtained a loan to pay for the concession fee.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2004 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2004 and 2003, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2004 and 2003 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
9 November 2004

Shin Corporation Public Company Limited
Balance Sheets
As at 30 September 2004 and 31 December 2003

	Notes	Consolidated		Company	
		30 September 2004 Unaudited	31 December 2003 Audited Restated	30 September 2004 Unaudited	31 December 2003 Audited Restated
		Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		3,616,859	3,579,242	2,286,291	1,401,310
Current investments	13	500,734	296,258	278,715	283,746
Trade accounts and notes receivable, net	5	1,664,558	2,004,039	12,688	19,308
Loans and accrued interest receivable		405,790	-	-	-
Amounts due from and advances to related parties	12	13,745	6,080	234	1,210
Inventories, net		531,171	562,341	-	-
Foreign currency forward contracts receivable		189,896	-	-	-
Other current assets		814,678	741,612	42,093	34,968
Total current assets		7,737,431	7,189,572	2,620,021	1,740,542
Non-current assets					
Investments in subsidiaries, associates and joint ventures	6	27,992,195	26,223,131	35,164,989	34,099,433
Other investments		26,250	25,000	26,250	25,000
Loans to other company		27,661	26,422	-	-
Property and equipment, net	7	19,483,845	17,443,341	50,937	61,153
Other assets					
Property and equipment under concession agreements, net	7	6,305,563	7,075,769	-	-
Goodwill, net	7	1,428,813	1,556,639	-	-
Intangible assets, net	7	358,303	377,279	31,277	30,699
Other assets		319,502	241,833	6,701	6,781
Total non-current assets		55,942,132	52,969,414	35,280,154	34,223,066
Total assets		63,679,563	60,158,986	37,900,175	35,963,608

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________________ Director ______________________

The notes to the interim consolidated and company financial statements on pages 12 to 37 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 30 September 2004 and 31 December 2003

	Notes	Consolidated 30 September 2004 Unaudited Baht'000	Consolidated 31 December 2003 Audited Restated Baht'000	Company 30 September 2004 Unaudited Baht'000	Company 31 December 2003 Audited Restated Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	8	1,123,000	1,197,000	-	-
Trade accounts and notes payable		1,007,800	1,024,458	392	1,626
Amounts due to and loans from related parties	12	7,779	2,287	366	3,164
Short-term loan from other company	8	-	6,102	-	-
Current portion of long-term borrowings	8	3,138,099	1,875,118	230,232	227,582
Current portion of swap contracts payable, net		174,093	604,490	-	-
Unearned income and advances receipt from customers		304,001	106,005	-	-
Accrued concession fees		889,378	686,803	-	-
Other current liabilities		1,230,062	1,205,825	289,078	123,403
Total current liabilities		7,874,212	6,708,088	520,068	355,775
Non-current liabilities					
Foreign currency forward contracts payable, net		-	36,521	-	-
Long-term borrowings, net	8	13,164,080	12,641,124	1,897	2,277
Long-term debentures, net	8	2,678,213	2,672,597	2,678,213	2,672,597
Other liabilities		486,442	397,014	362,658	242,534
Total non-current liabilities		16,328,735	15,747,256	3,042,768	2,917,408
Total liabilities		24,202,947	22,455,344	3,562,836	3,273,183
Shareholders' equity					
Share capital	9				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,951,717	2,939,047	2,951,717	2,939,047
Warrants		607,941	607,941	607,941	607,941
Premium on share capital		5,079,833	4,871,898	5,079,833	4,871,898
Unrealised gain from dilution of investment	1	3,611,584	3,317,161	3,611,584	3,317,161
Unrealised loss from revaluation of investment		(23,378)	(18,615)	(23,378)	(18,615)
Advance receipt for share subscription		1,090	25,272	1,090	25,272
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		21,672,546	20,534,744	21,672,546	20,534,744
Cumulative foreign currency translation adjustment		(63,994)	(87,023)	(63,994)	(87,023)
Total parent's shareholders' equity		34,337,339	32,690,425	34,337,339	32,690,425
Minority interests		5,139,277	5,013,217	-	-
Total shareholders' equity		39,476,616	37,703,642	34,337,339	32,690,425
Total liabilities and shareholders' equity		63,679,563	60,158,986	37,900,175	35,963,608

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 37 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 30 September 2004 and 2003

	Notes	Consolidated		Company	
		30 September 2004	30 September 2003 Restated	30 September 2004	30 September 2003 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		2,301,271	2,597,808	73,733	74,349
Other income	10	25,414	70,336	8,112	16,211
Share of net results from investments					
- equity method		2,310,977	2,078,583	2,256,181	2,060,850
Total revenues		4,637,662	4,746,727	2,338,026	2,151,410
Expenses					
Cost of sales and services		1,509,870	1,617,497	28,380	29,250
Concession fees		171,064	401,031	-	-
Selling and administrative expenses		545,283	484,678	59,430	52,599
Directors' remuneration		3,094	2,691	1,859	1,727
Total expenses		2,229,311	2,505,897	89,669	83,576
Income before interest and tax		2,408,351	2,240,830	2,248,357	2,067,834
Interest expense		(86,417)	(94,185)	(45,430)	(47,386)
Income tax		(51,337)	(89,781)	-	-
Income before minority interests		2,270,597	2,056,864	2,202,927	2,020,448
Share of net results from subsidiaries to minority interests		(67,670)	(36,416)	-	-
Net income for the period		2,202,927	2,020,448	2,202,927	2,020,448
Basic earnings per share (Baht)	3				
Net income for the period		0.75	0.69	0.75	0.69
Diluted earnings per share (Baht)	3				
Net income for the period		0.72	0.69	0.72	0.69

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 37 are an integral part of these interim financial statements.

	Notes	Consolidated 30 September 2004 Baht'000	Consolidated 30 September 2003 Restated Baht'000	Company 30 September 2004 Baht'000	Company 30 September 2003 Restated Baht'000
Revenues					
Revenues from sales and services		7,679,223	7,451,203	223,356	230,611
Other income	10	201,750	1,748,068	22,526	1,628,682
Share of net results from investments - equity method		6,676,799	6,266,879	6,644,558	6,227,949
Total revenues		14,557,772	15,466,150	6,890,440	8,087,242
Expenses					
Cost of sales and services		5,018,458	4,471,205	84,691	83,841
Concession fees		552,917	1,135,889	-	-
Selling and administrative expenses		1,667,445	1,433,373	161,932	154,692
Directors' remuneration		9,654	8,439	5,682	4,970
Total expenses		7,248,474	7,048,906	252,305	243,503
Income before interest and tax		7,309,298	8,417,244	6,638,135	7,843,739
Interest expense		(258,358)	(282,592)	(133,767)	(140,303)
Income tax		(217,290)	(257,876)	-	-
Income before minority interests		6,833,650	7,876,776	6,504,368	7,703,436
Share of net results from subsidiaries to minority interests		(329,282)	(173,340)	-	-
Net income for the period		6,504,368	7,703,436	6,504,368	7,703,436
Basic earnings per share (Baht)	3				
Net income for the period		2.21	2.62	2.21	2.62
Diluted earnings per share (Baht)	3				
Net income for the period		2.13	2.62	2.13	2.62

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 37 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited)
For the nine-month periods ended 30 September 2004 and 2003

	Consolidated (Baht'000)										
	Issued and paid-up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002											
As previously reported	2,937,000	607,941	4,837,500	-	-	-	500,000	17,797,951	10,192	4,367,277	31,057,861
Prior period adjustment (Note 1)	-	-	-	3,191,256	-	-	-	(3,191,256)	-	-	-
As restated	2,937,000	607,941	4,837,500	3,191,256	-	-	500,000	14,606,695	10,192	4,367,277	31,057,861
Increased share capital	443	-	7,446	-	-	-	-	-	-	-	7,889
Unrealised gain from dilution of investment	-	-	-	78,624	-	-	-	-	-	-	78,624
Advance receipt for share subscription increase during the period	-	-	-	-	-	7,556	-	-	-	-	7,556
Net income for the period	-	-	-	-	-	-	-	7,703,436	-	-	7,703,436
Dividends paid during the period	-	-	-	-	-	-	-	(3,668,895)	-	-	(3,668,895)
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	-	(56,034)	-	(56,034)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	487,837	487,837
As at 30 September 2003	2,937,443	607,941	4,844,946	3,269,880	-	7,556	500,000	18,641,236	(45,842)	4,855,114	35,618,274

The notes to the interim consolidated and company financial statements on pages 12 to 36 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited) (Continued)

For the nine-month periods ended 30 September 2004 and 2003

Consolidated (Baht'000)

	Issued and paid-up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003											
As previously reported	2,939,047	607,941	4,871,898	-	(18,615)	25,272	500,000	23,851,905	(87,023)	5,013,217	37,703,642
Prior period adjustment (Note 1)	-	-	-	3,317,161	-	-	-	(3,317,161)	-	-	-
As restated	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	5,013,217	37,703,642
Increased share capital	12,670	-	207,935	-	-	-	-	-	-	-	220,605
Unrealised gain from dilution of investment	-	-	-	294,423	-	-	-	-	-	-	294,423
Unrealised loss from revaluation of investment	-	-	-	-	(4,763)	-	-	-	-	-	(4,763)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(24,182)	-	-	-	-	(24,182)
Net income for the period	-	-	-	-	-	-	-	6,504,368	-	-	6,504,368
Dividends paid during the period (Note 4)	-	-	-	-	-	-	-	(5,366,566)	-	-	(5,366,566)
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	-	23,029	-	23,029
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	126,060	126,060
As at 30 September 2004	2,951,717	607,941	5,079,833	3,611,584	(23,378)	1,090	500,000	21,672,546	(63,994)	5,139,277	39,476,616

SHIN CORPORATION

ชินคอร์ปอเรชั่น (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 36 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (Continued)
For the nine-month periods ended 30 September 2004 and 2003

	Company (Baht'000)										
	Issued and paid-up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002											
As previously reported	2,937,000	607,941	4,837,500	-	-	-	500,000	17,797,951	10,192	-	26,690,584
Prior period adjustment (Note 1)	-	-	-	3,191,256	-	-	-	(3,191,256)	-	-	-
As restated	2,937,000	607,941	4,837,500	3,191,256	-	-	500,000	14,606,695	10,192	-	26,690,584
Increased share capital	443	-	7,446	-	-	-	-	-	-	-	7,889
Unrealised gain from dilution of investment	-	-	-	78,624	-	-	-	-	-	-	78,624
Advance receipt for share subscription increase during the period	-	-	-	-	-	7,556	-	-	-	-	7,556
Net income for the period	-	-	-	-	-	-	-	7,703,436	-	-	7,703,436
Dividends paid during the period	-	-	-	-	-	-	-	(3,668,895)	-	-	(3,668,895)
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	-	(56,034)	-	(56,034)
As at 30 September 2003	2,937,443	607,941	4,844,946	3,269,880	-	7,556	500,000	18,641,236	(45,842)	-	30,763,160

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 36 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (Continued)
For the nine-month periods ended 30 September 2004 and 2003

	Company (Baht'000)										
	Issued and paid-up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003											
As previously reported	2,939,047	607,941	4,871,898	-	(18,615)	25,272	500,000	23,851,905	(87,023)	-	32,690,425
Prior period adjustment (Note 1)	-	-	-	3,317,161	-	-	-	(3,317,161)	-	-	-
As restated	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	-	32,690,425
Increased share capital	12,670	-	207,935	-	-	-	-	-	-	-	220,605
Unrealised gain from dilution of investment	-	-	-	294,423	-	-	-	-	-	-	294,423
Unrealised loss from revaluation of investment	-	-	-	-	(4,763)	-	-	-	-	-	(4,763)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(24,182)	-	-	-	-	(24,182)
Net income for the period	-	-	-	-	-	-	-	6,504,368	-	-	6,504,368
Dividends paid during the period (Note 4)	-	-	-	-	-	-	-	(5,366,566)	-	-	(5,366,566)
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	-	23,029	-	23,029
As at 30 September 2004	2,951,717	607,941	5,079,833	3,611,584	(23,378)	1,090	500,000	21,672,546	(63,994)	-	34,337,339

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 36 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows (unaudited)
For the nine-month periods ended 30 September 2004 and 2003

	Note	Consolidated		Company	
		30 September 2004	30 September 2003 Restated	30 September 2004	30 September 2003 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	11	1,810,533	884,333	(44,315)	57,907
Cash flows from investing activities					
Acquisition of subsidiaries, associates, joint ventures and other company, net of cash acquired		(176,788)	(292,265)	(1,250)	(1,544,396)
Disposal of a joint venture		-	-	306,000	-
Purchases of property and equipment		(2,625,907)	(4,746,450)	(23,650)	(13,695)
Investments in intangible assets		(29,325)	(41,027)	-	-
Investments in property and equipment under concession agreements		(54,390)	(99,160)	-	-
(Increase) decrease in current investments		(212,024)	297,966	-	297,550
Increase in loans and advances to related parties		-	23,589	976	1,676,675
Proceeds from disposal of equipment		2,150	25,269	2,021	128
Dividends received from subsidiaries and associate		5,408,291	4,486,178	5,590,454	4,641,120
Net cash flows from/ (used in) investing activities		2,312,007	(345,900)	5,874,551	5,057,382
Cash flows from financing activities					
Receipts from short-term loans		3,402,122	2,722,066	-	-
Receipts from long-term loans		1,225,479	6,150,828	-	-
Receipts from share capital issued by a subsidiary		1,135,862	495,000	-	-
Receipts from share capital increased		195,332	7,889	195,332	7,889
Receipts from advance receipt for share subscription		1,090	7,556	1,090	7,556
Repayments of short-term loans		(2,991,820)	(4,056,197)	(6,402)	-
Repayments of long-term loans		(341,869)	(967,791)	-	(6,081)
Dividends paid		(5,135,275)	(3,441,306)	(5,135,275)	(3,441,306)
Dividends paid to minority interests		(106,206)	-	-	-
Net cash flows from/ (used in) financing activities		(2,615,285)	918,045	(4,945,255)	(3,431,942)
Net increase in cash and cash equivalents		1,507,255	1,456,478	884,981	1,683,347
Cash and cash equivalents, opening balance		3,579,242	2,130,368	1,401,310	984,134
Cash recognised on change of status of associate to joint venture		-	84,789	-	-
Cash recognised on change of status of subsidiary to associate		(1,469,858)	-	-	-
Unrealised loss (gain) on exchange rate		220	(8,941)	-	(5,698)
Cash and cash equivalents, closing balance		3,616,859	3,662,694	2,286,291	2,661,783

The notes to the interim consolidated and company financial statements on pages 12 to 37 are an integral part of these interim financial statements.

Supplemental disclosures of cash flows information

Interest and income tax paid

Interest and income tax paid during the nine-month periods ended 30 September 2004 and 2003 are as follows:

	Consolidated		Company	
	30 September 2004	30 September 2003 Restated	30 September 2004	30 September 2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	255.67	215.21	0.14	-
Income tax paid	342.05	237.91	7.56	9.00
Non-cash transactions				
Increase property and equipment and intangible assets from liabilities	255.69	1,132.01	0.54	3.47
Equipment under finance leases	1.68	4.28	0.64	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1. Basis of preparation

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in a full format as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003, except for the following matters:

Change in the accounting policy for revenue recognition of telephone directory publication

During the first quarter of 2004, TMC, the joint venture, changed its accounting policy for revenue recognition in respect of the telephone directory publication (calendar year). Revenue was previously recognised evenly over the year of publication and is now recognised evenly over the useful life of the telephone directory. This change was implemented in order to comply with the change in business circumstances and the international practice of the telephone directory publication business.

The Company recorded the effects of the change in revenue recognition in TMC in the first quarter of 2004, but it did not retrospectively adjust the consolidated and the company's financial statements since the outcome of the change does not have a material impact on the financial statements. However, if the Company restated the financial statements, the effects of this change on the consolidated and company financial statements would be as follows:

	As at 31 December 2003 (Baht Million)	
Balance sheet	**Consolidated**	**Company**
Increase (decrease) in total assets	60.95	(73.19)
Increase in total liabilities	134.14	-
Decrease in retained earnings carried forward	73.19	73.19

Statement of income

In addition, this would result in net profit for the three-month and nine-month period ended 30 September 2003 in the consolidated and company's interim financial statements being decreased by Baht 1.84 million and Baht 5.08 million, respectively.

Accounting for profits (losses) on dilution of interest in subsidiaries and associates

On 30 April 2004, The Securities and Exchange Commission of Thailand (SEC) issued a memo regarding the accounting treatment of investments in subsidiaries and associates following a letter issued by the Institute of Certified Accountant and Auditor of Thailand dated 23 April 2004. This is related to the recognition of the increase in value of investments in subsidiaries or associates, whose shareholders' equity increased from a sale of its shares to the public at a price higher than the carrying amount, in the shareholders' equity.

During the period ended 30 September 2004, the Company changed its accounting treatment of such gain on dilution to book as an unrealized gain on dilution from investment in the shareholders' equity. Previously, such gain was booked as other income as part of the statement of income in order to comply with the memo. The Company has retroactive such accounting.

The impact of such change to the consolidated balance sheet and the Company balance sheet as at 31 December 2003 and the consolidated statement of income and the Company statement of income are as follow:

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

1. Basis of preparation (continued)

	31 December 2003 (Baht Million) Consolidated and Company
Balance Sheet	
Shareholders' equity	
Increase in unrealised gain on dilution from investment	3,317.16
Decrease in retained earnings carried forward	3,317.16
Decrease in retained earnings brought forward	3,191.26

Statement of Income

The change also resulted in a decrease in the consolidated net profit and the Company net profit for the nine-month periods ended 30 September 2004 and 2003 in the amount of Baht 52.11 million and Baht 78.62 million, respectively.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

2. Segment information

Financial information by business segments:

For the three-month period ended 30 September 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	710.04	392.78	30.06	45.37	907.33	194.74	20.77	73.74	(73.56)	2,301.27
Share of net results from investments - equity method	-	2,261.29	49.69	-	-	-	-	-	-	2,310.98
Total revenues	710.04	2,654.07	79.75	45.37	907.33	194.74	20.77	73.74	(73.56)	4,612.25
Segment result	14.42	2,364.93	21.49	11.10	61.30	(40.87)	(35.07)	(15.94)	10.34	2,391.70
Operating profit										2,391.70

For the nine-month period ended 30 September 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	2,211.24	1,103.24	442.11	116.18	3,349.08	416.37	21.02	223.36	(203.38)	7,679.22
Share of net results from investments - equity method	-	6,590.21	86.59	-	-	-	-	-	-	6,676.80
Total revenues	2,211.24	7,693.45	528.70	116.18	3,349.08	416.37	21.02	223.36	(203.38)	14,356.02
Segment result	244.71	6,911.74	75.35	19.43	65.97	(106.60)	(57.91)	(28.95)	17.48	7,141.22
Operating profit										7,141.22

For the three-month period ended 30 September 2003 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	812.22	325.72	381.04	35.18	1,056.19	-	-	74.35	(86.89)	2,597.81
Share of net results from investments - equity method	-	2,078.38	0.20	-	-	-	-	-	-	2,078.58
Total revenues	812.22	2,404.10	381.24	35.18	1,056.19	-	-	74.35	(86.89)	4,676.39
Segment result	107.46	2,178.96	43.59	5.07	(155.98)	-	-	(3.62)	(4.14)	2,171.34
Operating profit										2,171.34

For the nine-month period ended 30 September 2003 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	2,537.29	998.46	979.89	107.66	2,833.99	-	-	230.61	(236.70)	7,451.20
Share of net results from investments - equity method	-	6,266.45	0.43	-	-	-	-	-	-	6,266.88
Total revenues	2,537.29	7,264.91	980.32	107.66	2,833.99	-	-	230.61	(236.70)	13,718.08
Segment result	579.53	6,619.09	40.17	10.55	(574.58)	-	-	(10.80)	5.21	6,669.17
Operating profit										6,669.17

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

3. Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue and paid-up during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue and paid-up is adjusted to assume the conversion of all potential dilutive ordinary shares, which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's ordinary shares during the nine-month period ended 30 September 2004.

The basic earnings per share and the diluted earnings per share are as follows:

	For the three-month period ended 30 September (Consolidated and Company)					
	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	2,202,927	2,020,448	2,950,303	2,937,241	0.75	0.69
The effect of dilutive potential shares	-	-	106,585	19,797	(0.03)	-
Diluted earnings per share	2,202,927	2,020,448	3,056,888	2,957,038	0.72	0.69

	For the nine-month period ended 30 September (Consolidated and Company)					
	Net profit (Baht'000)		Weighted average Number of shares ('000 Shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	6,504,368	7,703,436	2,947,750	2,937,081	2.21	2.62
The effect of dilutive potential shares	-	-	105,659	2,677	(0.08)	-
Diluted earnings per share	6,504,368	7,703,436	3,053,409	2,939,758	2.13	2.62

4. Dividends

At the annual ordinary shareholders' meeting on 23 April 2004, the shareholders approved the declaration of dividend for the year 2003 for 2,947.47 million shares of Baht 0.90 each, totalling Baht 2,652.72 million. The dividends were paid to the shareholders in May 2004.

At the Board of Directors' meeting on 13 August 2004, the board approved the declaration of an interim dividend for the first half of the year 2004 at Baht 0.92 each, totalling Baht 2,713.85 million. The interim dividends were paid to the shareholders in September 2004.

SHIN CORPORATION PUBLIC COMPANY LIMITED

5. Trade accounts and notes receivable, net

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Trade accounts and notes receivable				
- Third parties	1,446.12	1,688.25	0.91	0.91
- Related parties (Note 12)	423.08	575.25	8.99	13.94
Accrued income				
- Third parties	221.29	207.40	-	-
- Related parties (Note 12)	22.74	16.54	3.70	5.37
Total trade accounts and notes receivable	2,113.23	2,487.44	13.60	20.22
Less Allowance for doubtful accounts	(448.68)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,664.55	2,004.04	12.69	19.31

Outstanding trade accounts and notes receivable from third parties have been aged as follows:

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Current - 3 months	561.22	780.87	-	-
Overdue 3 - 6 months	165.29	225.06	-	-
Overdue 6 - 12 months	141.31	149.80	-	-
Overdue over 12 months	578.30	532.52	0.91	0.91
Total	1,446.12	1,688.25	0.91	0.91
Less Allowance for doubtful accounts - third parties	(448.68)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	997.43	1,204.85	-	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 September 2004 and 31 December 2003 comprise:

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Investments in subsidiaries	-	-	6,990.87	6,899.16
Investments in associates	27,992.20	26,223.13	27,546.41	26,248.74
Investments in joint ventures	-	-	627.71	951.53
Total long-term investments	27,992.20	26,223.13	35,164.99	34,099.43

b) Movements in investments in subsidiaries, associates and joint ventures for the nine-month period ended 30 September 2004 comprise:

	Consolidated Baht Million	Company Baht Million
Transactions during the nine-month period ended 30 September 2004		
Opening net book value	26,223.13	34,099.43
Disposal of investment in a joint venture	-	(43.97)
Unrealised gain on sale of investment in a joint venture	-	(262.02)
Share of net results from investments-equity method	6,676.80	6,644.56
Unrealised gain on dilution from investments in subsidiaries and an associate	80.74	294.43
Change status from a subsidiary to an associate	419.82	-
Dividends received from subsidiaries and associates	(5,408.29)	(5,590.46)
Foreign currency translation adjustment	-	23.02
Closing net book value	27,992.20	35,164.99

6. **Investments in subsidiaries, associates and joint ventures (continued)**

c) The nature of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and leasing of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary ("ITAS")	Computer services	Thailand	Baht
SC Matchbox Company Limited ("SMB")	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corp.	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited ("ADVANC")	Operates a 900 MHz cellular telephone system under a concession from the TOT Corporation Public Company Limited	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing television transponder and internet services via satellite	Thailand	Baht
Joint ventures			
Teleinfo Media Company Limited (Disposed within the Group during the period)	Publication of telephone directories	Thailand	Baht
Thai AirAsia Company Limited	Providing a low fare airline service commencing its operation in January 2004	Thailand	Baht
Capital OK Company Limited	Consumer finance provider and other finance related business	Thailand	Baht

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated – 30 September 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,944.43	42.92	8,807.46	18,710.83	27,518.29	5,370.78
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,197.51)	471.59	37.51
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
Total investments in associates			10,506.56	17,485.64	27,992.20	5,408.29

	Consolidated – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,410.64	26,218.10	4,486.17
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
CS Loxinfo Solutions Company Limited	0.05	44.99	0.05	2.66	2.71	-
Total investments in associates			8,837.51	17,385.62	26,223.13	4,486.17

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company – 30 September 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.42	3,612.98	890.04	4,503.02	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,187.29)	2,109.97	-
AD Venture Company Limited	550.00	90.91	500.00	(377.11)	122.89	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	49.27	59.27	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	148.30	220.27	99.96
Merry International Investments Corp.	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(501.34)	6,990.87	219.68
Associate						
Advanced Info Service Public Company Limited	2,944.43	42.92	8,807.46	18,738.95	27,546.41	5,370.78
Total investment in an associate			8,807.46	18,738.95	27,546.41	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(115.28)	85.95	-
Capital OK Company Limited	1,000.00	60.00	600.00	(58.24)	541.76	-
Total investments in joint ventures			801.23	(173.52)	627.71	-

6. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	3,612.98	764.32	4,377.30	-
ITV Public Company Limited	6,000.00	53.22	3,297.26	(1,190.10)	2,107.16	-
AD Venture Company Limited	550.00	90.91	500.00	(349.66)	150.34	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	36.88	46.88	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	170.06	242.03	149.94
Merry International Investments Corp.	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(593.05)	6,899.16	154.94
Associate						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,441.28	26,248.74	4,486.17
Total investment in an associate			8,807.46	17,441.28	26,248.74	4,486.17
Joint ventures						
Teleinfo Media Company Limited	694.14	38.25	875.60	(719.23)	156.37	-
Thai AirAsia Company Limited	400.00	50.00	201.23	(5.79)	195.44	-
Capital OK Company Limited	1,000.00	60.00	600.00	(0.28)	599.72	-
Total investments in joint ventures			1,676.83	(725.30)	951.53	-

e) Significant movements in investments during the three-month period ended 30 September 2004

Shin Satellite Public Company Limited ("SATTEL")

The issued and paid-up capital of SATTEL increased from Baht 4,379.78 million to Baht 4,384.40 million and share premium increased from Baht 2,197.08 million to Baht 2,198.39 million in order to support the exercise of 0.46 million units of warrants by SATTEL's directors and employees (ESOP). Consequently, the Company's investment in SATTEL was diluted from 51.47% to 51.42%. The gain on dilution amounting to Baht 3.22 million has been recognised under shareholders' equity.

On 5 July 2004, SATTEL filed an application to issue its additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

At the Board of Directors' meeting of CSLOX (a SATTEL's associate) on 10 August 2004, the Board of Directors passed a resolution to approve an interim dividend of Baht 0.15 per share. SATTEL received the said dividend amounting to Baht 37.51 million in August 2004.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid-up capital of ADVANC increased from Baht 2,942.63 million to Baht 2,944.43 million and share premium increased from Baht 20,358.21 million to Baht 20,437.16 million in order to support the exercise of 1.77 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 42.94% to 42.92%. The gain on dilution amounting to Baht 19.16 million has been recognised under shareholders' equity.

At the Board of Directors' meeting of ADVANC on 13 August 2004, the Board of Directors passed a resolution to approve an interim dividend of Baht 2.15 per share. The Company received the said dividend amounting to Baht 2,716.98 million in September 2004.

ITV Public Company Limited ("ITV")

The issued and paid-up capital of ITV increased from Baht 6,014.93 million to Baht 6,023.71 million in order to support the exercise of 1.76 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 53.08% to 53.01%. The gain on dilution amounting to Baht 3.83 million has been recognised under shareholders' equity.

7. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the nine-month period ended 30 September 2004				
Opening net book value	17,443.34	7,075.77	1,556.64	377.28
Additions	2,699.32	54.39	-	45.70
Increase from acquisition of a joint venture	18.98	-	172.75	1.40
Change status from a subsidiary to an associate	(271.84)	(114.13)	(225.41)	(4.83)
Disposals, net	(60.06)	-	-	(8.59)
Reclassification, net	3.62	-	-	-
Transfer, net	5.44	-	1.36	14.46
Depreciation/amortisation charge	(460.41)	(710.47)	(76.53)	(76.86)
Foreign currency translation adjustment	105.45	-	-	9.74
Closing net book value	19,483.84	6,305.56	1,428.81	358.30
As at 30 September 2004				
Cost	21,700.95	14,130.06	1,800.53	912.08
Less Accumulated depreciation/ amortisation	(2,191.37)	(7,824.50)	(371.72)	(553.78)
Less Provision for impairment	(25.74)	-	-	-
Net book value	19,483.84	6,305.56	1,428.81	358.30

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

7. Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transactions during the nine-month period ended 30 September 2004		
Opening net book value	61.15	30.70
Additions	14.34	-
Disposals, net	(0.35)	-
Write off, net	(0.02)	-
Transfer, net	(9.41)	9.41
Depreciation/amortisation charge	(14.77)	(8.83)
Closing net book value	50.94	31.28
As at 30 September 2004		
Cost	483.33	69.77
Less Accumulated depreciation/amortisation	(432.39)	(38.49)
Net book value	50.94	31.28

As at 30 September 2004, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,437 million (31 December 2003: Baht 2,170 million). According to the concession agreements, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreements, which is on 4 March 2028.

Furthermore, consolidated property and equipment as at 30 September 2004 included a subsidiary's project in progress of Baht 14,952 million (31 December 2003: Baht 13,337 million) relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR-1 at the beginning of 2005. According to the concession agreement made with the Ministry of Information, Communication and Technology, the subsidiary must transfer its ownership of the iPSTAR Satellite to the Ministry on the date of completion of construction and installation.

Assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 317 million (For the nine-month period ended 30 September 2003: Baht 491 million), arising from the financing specifically entered into assets under construction during the nine-month period ended 30 September 2004, were capitalised during the period.

Capital expenditure commitments

The Group's capital expenditure contracted as at 30 September 2004 and 31 December 2003 but not recognised in the consolidated financial statements (Company: nil) is as follows:

Property and equipment and property and equipment under concession agreements

	Consolidated	
Currency	**30 September 2004 Unit: Million**	**31 December 2003 Unit: Million**
USD	76.60	100.42
Norway Krone	7.22	3.80
NZD	0.20	-

8. Borrowings

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Current	4,261.10	3,078.22	230.23	227.58
Non-current	15,842.29	15,313.72	2,680.11	2,674.88
Total borrowings	20,103.39	18,391.94	2,910.34	2,902.46

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the nine-month period ended 30 September 2004		
Opening balance	18,391.94	2,902.46
Additions	4,792.01	0.65
Increase from acquisition of a joint venture	0.36	-
Change status from a subsidiary to an associate	(564.16)	-
Repayments	(3,331.53)	(6.43)
Amortisation of discount/deferred debt issue costs	30.59	13.66
Reclassify from accounts payable - property and equipment	162.89	-
Foreign currency translation adjustment	621.29	-
Closing balance	20,103.39	2,910.34

Following the issue of unsubordinated and unsecured debentures in May 2002, the Company must comply with the conditions in the debenture agreement concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

9. Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	For the nine-month period ended 30 September 2004				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	12.67	12.67	207.93	220.60
Closing balance	5,000.00	2,951.72	2,951.72	5,079.83	8,031.55

During the nine-month period ended 30 September 2004, the Company registered issued and paid-up share capital in respect of 12,660,300 units of warrants issued to directors and employees (ESOP) which were exercised to be 12,669,368 ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,939.05 million to Baht 2,951.72 million and share premium increased from Baht 4,871.90 million to Baht 5,079.83 million.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

9. Share capital, premium and warrants (continued)

Warrants

Movement of warrants is as follows:

	For the nine-month period ended 30 September 2004 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP – Grant I				
- Directors	13,562.80	(2,427.40)	-	11,135.40
- Employees	7,827.90	(3,521.40)	-	4,306.50
Total	21,390.70	(5,948.80)	-	15,441.90
ESOP – Grant II				
- Directors	11,528.20	-	-	11,528.20
- Employees	6,555.50	(1,229.40)	-	5,326.10
Total	18,083.70	(1,229.40)	-	16,854.30
ESOP – Grant III				
- Directors	-	-	9,290.60	9,290.60
- Employees	-	-	4,369.60	4,369.60
Total	-	-	13,660.20	13,660.20
SHIN – W1	200,000.00	-	-	200,000.00
Total	239,474.40	(7,178.20)	13,660.20	245,956.40

The warrants exercised above do not include 5.56 million units, which were exercised during December 2003. The Company registered the increase in ordinary shares in order to support the aforementioned exercise in the interim financial statements ended 30 September 2004.

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered three grants of warrants to directors and employees which are in registered form and non-transferable. The terms of the warrants do not exceed 5 years and there is no offering price. The exercise ratios and exercise prices are as detailed below:

	Issued date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	29.00	0.99	17.704	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	13.597	31 May 2004	30 April 2008
ESOP – Grant III	31 May 2004	13.66	0.46	36.214	31 May 2005	30 May 2009

* Percentage of the Company's total paid-up share capital (before dilution)

At the Board of Directors' meeting on 13 August 2004, the board approved the declaration of an interim dividend (Note 4), which the amount paid is greater than 50% of net profit after tax. Consequently, it effects the exercise ratios and exercise prices. Therefore, the company changed the exercise ratios and exercise prices of warrants grant I, II and III as detailed below. The new exercise prices and exercise ratios were effective on 25 August 2004 onwards.

	Exercise Ratio (unit)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP – Grant I	1 : 1	1.0054 : 1	17.80	17.704
ESOP – Grant II	1 : 1	1.0054 : 1	13.67	13.597
ESOP – Grant III	1 : 1	1.0054 : 1	36.41	36.214

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

9. Share capital, premium and warrants (continued)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered names and transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs. At 30 September 2004, no warrants have been exercised.

10. Other income

Other income for the three-month periods ended 30 September 2004 and 2003 comprised:

	Consolidated		Company	
	30 September 2004	30 September 2003 Restated	30 September 2004	30 September 2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	7.10	13.34	7.83	16.21
Gain on exchange rates	-	54.62	-	-
Others	18.31	2.38	0.28	-
	25.41	70.34	8.11	16.21

Other income for the nine-month periods ended 30 September 2004 and 2003 comprised:

	Consolidated		Company	
	30 September 2004	30 September 2003 Restated	30 September 2004	30 September 2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	28.43	32.95	20.93	37.76
Reversal of provision for liabilities and charges	-	1,548.69	-	1,548.69
Gain on unwinding option	141.00	-	-	-
Gain on exchange rates	-	139.06	0.06	42.12
Others	32.32	27.37	1.54	0.11
	201.75	1,748.07	22.53	1,628.68

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the nine-month periods ended 30 September 2004 and 2003:

		Consolidated		Company	
		30 September 2004	30 September 2003 Restated	30 September 2004	30 September 2003 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities					
Net income for the period		6,504,368	7,703,436	6,504,368	7,703,436
Adjustment for :					
Depreciation charges	7	460,415	438,298	14,771	17,898
Amortisation charges	7	863,856	881,646	8,832	7,416
Share of net results from investments – equity method	6	(6,676,799)	(6,266,879)	(6,644,558)	(6,227,949)
Reversal of provision for liabilities and charges		-	(1,548,693)	-	(1,548,693)
Unrealised (gain) loss on exchange rate		(171,335)	(108,328)	110	(97)
Realised (gain) loss on exchange rate		145,587	(72,720)	(166)	(42,021)
Allowance for doubtful accounts		60,503	45,712	-	-
Share of net results from subsidiaries to minority interests		329,282	173,340	-	-
Others		10,569	183,604	9,203	17,743
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(1,765)	122,478	6,619	210,001
- loan to and accrued interest receivable		(405,790)	-	-	-
- inventories		(14,901)	(212,056)	-	-
- other current assets		(161,685)	95,591	(6,857)	(7,074)
- other assets		(118,037)	1,893	80	85
- trade accounts and notes payable		331,973	(15,879)	(1,775)	(6,394)
- accrued concession fees		202,575	(179,938)	-	-
- other current liabilities		346,297	(488,720)	(55,066)	(193,726)
- accrued long-term interest		120,124	126,278	120,124	126,278
- other liabilities		(14,704)	(34,730)	-	1,004
Net cash flows from/(used in) operating activities		1,810,533	844,333	(44,315)	57,907

12. Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related parties transactions with the Company.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amounts. Transactions for work in progress between a subsidiary and related parties were carried out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 30 September 2004 and 2003 as follows:

12. Related party transactions (continued)

a) Sales of goods and services

	Consolidated		Company	
	30 September 2004 Baht Million	30 September 2003 Baht Million	30 September 2004 Baht Million	30 September 2003 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	19.94	19.24
Interest income	-	-	-	7.01
	-	-	19.94	26.25
Associates				
Consulting and management services	55.88	54.07	53.46	54.07
Computer services income	20.14	22.52	-	-
Advertising income	151.17	224.28	-	-
(Gross 2004: Baht 437.42 million 2003: Baht 571.17 million)				
Rental income	23.98	23.88	-	-
Dividend received	2,754.49	2,527.42	2,716.98	2,527.42
	3,005.66	2,852.17	2,770.44	2,581.49
Joint ventures				
Computer and management services	0.53	0.58	0.23	0.94
Advertising income	5.42	-	-	-
Rental income	5.53	5.44	-	-
	11.48	6.02	0.23	0.94
Related parties				
Computer services income and others	1.87	1.77	0.10	0.09
Advertising income	-	2.00	-	-
	1.87	3.77	0.10	0.09

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12. Related party transactions (continued)

b) Purchases of goods and services

	Consolidated		Company	
	30 September 2004 Baht Million	30 September 2003 Baht Million	30 September 2004 Baht Million	30 September 2003 Baht Million
Service expense, rental and others				
Subsidiaries				
Computer services	-	-	1.03	2.56
Advertising and other expenses	-	-	9.83	4.33
Purchase of investment	-	-	-	1,544.40
	-	-	10.86	1,551.29
Associates				
Rental and other expenses	11.58	24.25	0.39	0.11
Joint ventures				
Advertising expenses	4.07	-	0.44	-
Related parties				
Rental and other expenses	38.78	34.37	6.08	6.11
Payment for work in progress	14.65	15.52	-	-
	53.43	49.89	6.08	6.11
Dividend paid				
Major shareholders	1,368.72	1,115.80	1,368.72	1,115.80
Directors	1.28	0.32	1.28	0.32
	1,370.00	1,116.12	1,370.00	1,116.12

12. Related party transactions (continued)

The Group had transactions with related parties for the nine-month periods ended 30 September 2004 and 2003 as follows:

c) Sales of goods and services

	Consolidated		Company	
	30 September 2004 Baht Million	30 September 2003 Baht Million	30 September 2004 Baht Million	30 September 2003 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	58.39	58.49
Interest income	-	-	-	14.08
Dividend received	-	-	219.68	154.94
	-	-	278.07	227.51
Sales of investment in a joint venture	-	-	306.00	-
Associates				
Consulting and management services	169.09	170.35	164.38	170.36
Computer services income	80.84	62.02	-	-
Advertising income (Gross 2004: Baht 1,852.84 million 2003: Baht 1,287.07 million)	583.36	458.80	-	-
Rental income	57.80	69.46	-	-
Sale of equipment	-	19.47	-	-
Dividend received	5,408.29	4,486.17	5,370.78	4,486.17
	6,299.38	5,266.27	5,535.16	4,656.53
Joint ventures				
Consulting and management services	1.55	0.93	0.27	1.50
Advertising income	6.38	-	-	-
Rental income	8.64	10.84	-	-
	16.57	11.77	0.27	1.50
Related parties				
Computer services income and others	5.30	6.00	0.28	0.27
Advertising income	-	2.93	-	-
	5.30	8.93	0.28	0.27

12. Related party transactions (continued)

d) Purchases of goods and services

	Consolidated		Company	
	30 September 2004 Baht Million	30 September 2003 Baht Million	30 September 2004 Baht Million	30 September 2003 Baht Million
Service expense, rental and others				
Subsidiaries				
Computer services	-	-	4.16	5.81
Advertising and other expenses	-	-	32.91	35.57
Purchase of investment	-	-	-	1,544.40
	-	-	37.07	1,585.78
Associates				
Rental and other expenses	46.14	83.78	1.05	0.55
Joint ventures				
Advertising expenses	4.14	0.07	0.72	-
Related parties				
Rental and other expenses	114.10	107.28	18.04	18.13
Payment for work in progress	45.76	41.85	-	-
	159.86	149.13	18.04	18.13
Dividend paid				
Major shareholders	2,707.69	1,859.67	2,707.69	1,859.67
Directors	3.20	0.38	3.20	0.38
	2,710.89	1,860.05	2,710.89	1,860.05

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	8.99	13.94
Associates	411.80	573.82	-	-
Joint ventures	11.15	1.28	-	-
Related parties	0.13	0.15	-	-
Total trade accounts receivable - related parties	423.08	575.25	8.99	13.94
Accrued income - related parties				
Subsidiaries	-	-	1.23	0.94
Associates	22.73	16.39	2.33	4.36
Joint ventures	0.01	0.10	0.14	0.07
Related parties	-	0.05	-	-
Total accrued income - related parties	22.74	16.54	3.70	5.37
Trade accounts payable and accrued income - related parties				
Subsidiaries	-	-	5.17	0.51
Associates	52.37	22.37	0.05	0.05
Related parties	8.24	7.18	0.11	0.75
Total trade accounts payable and accrued income - related parties	60.61	29.55	5.33	1.31

12. Related party transactions (continued)

f) *Amounts due from and advances to related parties*

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.03	0.25
Associates	13.62	0.90	0.18	0.69
Joint ventures	0.11	0.07	-	0.12
Related parties	0.01	5.11	0.02	0.15
Total amounts due from and advances to related parties	13.74	6.08	0.23	1.21

g) Amounts due to and loans from related parties

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.37	3.16
Associates	2.37	1.53	-	-
Related parties	5.41	0.76	-	-
Total amounts due to and loans from related parties	7.78	2.29	0.37	3.16

h) Other assets

	Consolidated		Company	
	30 September 2004 Baht Million	31 December 2003 Baht Million	30 September 2004 Baht Million	31 December 2003 Baht Million
Customer deposits				
Associates	-	3.76	-	-
Related parties	22.28	22.41	5.75	5.84
Total other assets	22.28	26.17	5.75	5.84

i) Warrants granted to directors (Note 9)

SHIN CORPORATION

12. Related party transactions (continued)

j) Special Reward Program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but do not exceed 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of the subsidiaries, associates and joint ventures between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each person's budget. The movement of the Special Reward Program is as follow:

	As at 30 September 2004 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant 1	2002	3.3	(2.2)	1.1
Grant 2	2003	0.5	(0.2)	0.3
Grant 3	2004	0.6	-	0.6
Total		4.4	(2.4)	2.0

k) Comfort letters

As at 30 September 2004, the Company and its subsidiaries have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures to the amount of Baht 320.94 million (31 December 2003: Baht 420.94 million). Under the terms of the commitments, the Company and its subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

l) Other agreements with related parties

Significant commitments with related parties as at 30 September 2004 and 31 December 2003 are as follows:

1. As at 30 September 2004, a subsidiary had a contingent liability with bank for a long-term loan guarantee to its subsidiary in the amount of Baht 806.60 million (31 December 2003: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to providing consulting and management services and other central services for a period of 1 year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company approximately Baht 21.14 million per month (31 December 2003: Baht 21.31 million per month) for services in respect of the agreements.

13. Current investments

As at 30 September 2004, a Baht 222 million fixed deposit of a subsidiary was pledged as collateral in respect of secured covenant loan in accordance with the terms and conditions in the loan agreements and Baht 10 million fixed deposit of the group companies was pledged as collateral in respect of bank guarantees.

14. Contingencies

Bank commitments

As at 30 September 2004, the Group had commitments with banks, with respect to letters of guarantee for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 369.72 million (31 December 2003: Baht 339.54 million) on a consolidated basis and Baht 49.04 million (31 December 2003: Baht 100.69 million) on a Company basis.

14. Contingencies (continued)

Legal cases

A subsidiary is a defendant in various legal actions, mostly relating to news reporting. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been provided in these interim financial statements.

Assessment for withholding tax in India

The Income Tax Authority of India raised an assessment against the subsidiary for the periods from 1 April 1996 to 31 March 2002 and is in the process of assessment for the periods from 1 April 2002 to 31 March 2003.

The subsidiary has paid an amount of Rupee 183.4 million (approximately Baht 166.9 million) for these tax assessments, and under instruction from the Income Tax Authority which is presented as other assets in the balance sheets. If, according to the final assessment, the subsidiary is not taxable, the subsidiary would be eligible to receive the entire amount as a refund together with interest. As assessments are ongoing, none of this amount has been released to income in this period.

Assessment for withholding tax for the periods from 1 April 1996 to 31 March 1998

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the subsidiary for the assessment for the period from 1 April 1996 to 31 March 1998.

Assessment for withholding tax for the periods from 1 April 1998 to 31 March 2002

On 22 March 2004, the CIT (A) passed an order for assessment of the periods from 1 April 1998 to 31 March 2002 stating that certain revenues from Indian residents are subject to additional withholding tax and directing the assessing officer to compute the tax liability. During the assessment, the assessing officer is to determine the exact demand payable by/refund due to the subsidiary. The subsidiary has filed an appeal with the Income-Tax Appellate Tribunal with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the subsidiary for the assessment from revenues from Indian non-residents for the periods from 1 April 1998 to 31 March 2002.

On 28 May 2004, the subsidiary filed for a refund of Rupee 72.2 million (approximately Baht 60.7 million) with the Tax Authority in respect of this non-resident issue. To date, the Tax Authority has not commenced the income tax investigation as a result of the refund.

On 16 July 2004, as a result of errors in the filings of withholding tax in respect of Indian residents, the assessing officer raised the assessment against the subsidiary for penalties on the withholding tax for the period from 1 April 1998 to 31 March 2002. However, the subsidiary has filed new forms to the Tax Authority to rectify the errors.

Assessment for withholding tax for the periods from 1 April 2002 to 31 March 2003

On 22 June 2004, the subsidiary filed an appeal with the Income-Tax Appellate Tribunal for the assessment for withholding tax for the period from 1 April 2002 to 31 March 2003. Currently, CIT (A) is in the process of passing an appellate order.

Tax consultants retained by the subsidiary have advised that in their view the outcome of the above proceedings for the assessments for withholding tax for the period from 1 April 1998 to 31 March 2003 and for the penalty proceedings should ultimately be in favour of the subsidiary. Consequently, no provisions have been recognised in these financial statements for the above issues.

SHIN CORPORATION

14. Contingencies (continued)

Assessment for corporate income tax in Cambodia

The Tax Department of Cambodia raised an assessment against a subsidiary for corporate income tax for the period from 1995 to 2000, not including 1996, amounting to USD 5 million (approximately Baht 215 million). The subsidiary is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that the subsidiary was incurring operational losses and had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Tax Department has re-audited the corporation income tax for the said periods and a tax reassessment was issued amounting to USD 2.9 million (approximately Baht 120.6 million), including penalties and surcharges. However, on 5 May 2003, the subsidiary obtained a letter from the Ministry of Economy and Finance stating that another tax audit investigation will be performed at the subsidiary's request; the subsidiary has not yet requested such a tax audit investigation.

Currently, a subsidiary is negotiating with the Tax Authority of Cambodia on the result of the tax reassessment. The subsidiary has not yet recognised any provision in these interim financial statements since the tax reassessment has not been finalised.

Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications ("LTC") is a party to a loan agreement with the Ministry of Finance of Laos ("MoF") for DM 7.35 million (proportion of investment of the subsidiary) for the procurement and installation of Phase V of a rural telecommunications network. The procurement and installation of Phase V have already been completed; however, LTC has not yet recognised the completed assets for Phase V or the related portion of the loan in these interim financial statements. LTC management has negotiated similar terms to those for Phase IV with the Government of Laos ("GoL") to reduce the loan to reflect the commercial value of Phase V assets. LTC Management are currently preparing information to support the proposed carrying value of the related assets and is of the opinion that the Government of Laos will accept LTC's proposal.

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted the dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, Prime Minister's Office paid compensation of ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important contents of which could be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, regarding the minimum guarantee, it shall be reduced to Baht 230 million per year and the annual increase in the minimum guarantee shall be cancelled, and the concession fee shall be reduced to 6.5% of gross revenue. ITV shall pay concession fee at the rate of 6.5% of gross revenue or the minimum guarantee in the amount of Baht 230 million whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return the minimum guarantee paid by ITV subject to the condition during this arbitration proceeding on 3 July 2003 to ITV in the amount of Baht 800 million. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during the prime time (7.00 p.m. – 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefits program not less than 50 % of the total airtime, subject to the rules and regulations issued by government agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the nine-month period ended 30 September 2004 and ITV has changed its television program schedules since 1 April 2004 in according with the arbitration panels' ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

14. Contingencies (continued)

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV (continued)

The Prime Minister's Office has commenced the appeals process at the trial court and supreme court level since April 2004. If the trial court and supreme court judge that the awards ruled by the arbitration panel is unfair and does not comply with the law, the trial court and the supreme court are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of dispute. ITV's lawyer has expressed the opinion that the arbitration panel had judged the dispute within its scope and the agreement of the matter specified in the dispute. Also, the matter specified in the dispute filing to the arbitration panel was determined and agreed by both ITV and the Prime Minister's Office and expected that the outcome of the above will not have a material adverse impact to ITV. Therefore, ITV's management desired not to record the accrued concession fee as the original condition in concession agreement since the first quarter of 2004.

If ITV had recorded the accrued concession according to the original concession agreement, the effect to the consolidated financial statements as at 30 September 2004 are that total liabilities increased by Baht 527.50 million, minority interest decreased by Baht 247.50 million and net profit decreased by Baht 280.00 million. The impact to the Company's financial statements as at 30 September 2004 are investment in subsidiary and net profit for the period decreased in the amount of Baht 280.00 million.

Aircraft Lease Agreement of TAA

Thai AirAsia Company Limited ("TAA"), the Company's joint venture, entered into Aircraft Lease Agreement which it covers rental and insurance arrangement of the four aircrafts. TAA has commitment to pay the said fee for two aircrafts until December 2004 and until year 2009 under the rest aircrafts under this agreement. The commitment under this agreements is amounting to USD 5.70 million (proportion of investment in TAA). In addition, the outstanding commitment under this aircraft lease agreement include maintenance fee, for which TAA must pay monthly fee in US dollars. These maintenance fee vary from month to month depending on actual flight hours.

15. Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral filed a petition with the U.S. Bankruptcy Court for the Southern District of New York ("the Court") regarding the principal terms of its reorganisation plan. The Court has approved the expansion of the exclusive filing period. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on the principal terms of its reorganisation plan and submited the aforementioned reorganisation plan and Disclosure Statement to the Court. Loral expects to exit Chapter 11 under current management in the first quarter of 2005.

The subsidiary and SS/L have finalised the contract (Amendment II) with respect to the conditions of the IPSTAR-1 satellite construction contract, which has been consented by the iPSTAR lenders and must be approved by the Court in order to become effective.

The subsidiary's legal consultant is of the opinion that it is not possible, at this time, to determine the effect of this situation regarding SS/L on the subsidiary.

16. Presentation of comparative information

The comparative figures have been amended to conform to reclassification in the financial statement for the current period.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

17. Subsequent event

Increase in share capital of the group companies

At the end of September and October 2004, certain warrants issued to directors and employees (ESOP) of the Company and ADVANC were exercised, and these issued shares were registered as increased share capital with the Ministry of Commerce in October and November 2004, as detailed below:

Company	Exercise unit (Million Unit)	ued and paid-up share capital increased (Baht Million)		Premium on shares capital increased (Baht Million)		Decreased in % of interest of the Company	
		from	to	from	to	from	to
SHIN	1,182,800	2,951.72	2,952.91	5,079.83	5,097.99	-	-
ADVANC	674,700	2,944.43	2,945.12	20,437.16	20,467.42	42.92	42.91

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED